

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2023

Kimball Carr
Chief Executive Officer
Inspire Veterinary Partners, Inc.
780 Lynnhaven Parkway
Suite 400
Virginia Beach, VA 23452

> **Re: Inspire Veterinary Partners, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 16, 2023**
> **File No. 333-271198**

Dear Kimball Carr:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2023 letter.

Amendment No. 3 to Form S-1

Dilution, page 33

1.   It appears that certain amounts presented in your dilution section are inconsistent with one another. For example, the second paragraph indicates that 630,682 shares of Class A common stock are potentially issuable upon the exercise of warrants outstanding as of the date of this prospectus; however, the table below shows 680,682 Shares of Class A common stock that are potentially issuable upon exercise warrants outstanding as of the date of this prospectus. In addition, the paragraph above the table indicates that the Company anticipates that the aggregate number of shares of Class A common stock to be outstanding after this offering will be 5,782,203; however the table below indicates a

different number. Please revise your disclosures as necessary.

<u>Security Ownership of Certain Beneficial Owners and Management, page 71</u>

2.	We note your revisions in response to our prior comment 5 and reissue in part. Please explain your use of the same number of shares outstanding for your calculation of beneficial ownership before the offering and after the offering. In this regard, we note your statement that the table reflects 5.3 million shares of Class A common stock "issued and outstanding as of the date of this prospectus," when your other disclosures state that there are 970,457 shares of Class A common stock currently issued and outstanding.

	You may contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc:	Joe Laxague, Esq.